SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

On 22 September 2015, Prudential plc (the "Company") made the following grant of options to the Persons Discharging Managerial Responsibility listed below under the Prudential Savings-Related Share Option Scheme, which was approved by shareholders at the Company's Annual General Meeting on 16 May 2013.

The following grants have been made at an option price of £11.11 per share in the Company:

Name	Number of share options granted	Period during which option can be exercised	Total number of share options held following notification
P James	1,620	1 December 2018 - 31 May 2019	2,478
M Wells	1,620	1 December 2018 - 31 May 2019	1,620
J Adams	1,620	1 December 2018 - 31 May 2019	1,620
T Rolfe	972	1 December 2018 - 31 May 2019	972

The price paid for the grant of options was nil.

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Date of notification

23 September 2015

Contact

Jennie Webb, Share Plans Manager, +44 (0) 20 7548  2027
Stefan Bort, Deputy Group Secretary, +44 (0) 20 7548  2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 23 September 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary